Harbin Electric, Inc.
No. 9, Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin, China 150060

July 11, 2011

Julie Sherman
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Harbin Electric, Inc.
Response to Form 10-K for the year ended December 31, 2010
Filed on March 16, 2011
Response to Form 10-Q for the period ended March 31, 2011
Filed on May 10, 2011

Dear Ms. Sherman:

Harbin Electric, Inc. (the “Company”) is in receipt of the Staff’s letter dated June 27, 2011 relating to its Annual Report on Form 10-K and Quarterly Report on Form 10-Q referenced above.  While the Company is endeavoring to respond to the Staff’s comments in a timely manner, we are respectfully requesting to extend the time by which the Company must respond to the comments until July 26, 2011.

Please feel free to contact our counsel Angela Dowd of Loeb & Loeb at (212) 407-4097 with any questions or concerns in this regard.

Sincerely,

/s/ Tianfu Yang
Tianfu Yang Chairman and Chief Executive Officer

cc:	Angela Dowd
Loeb & Loeb LLP